January 25, 2017

Via Edgar

Ms. Lyn Shenk
Accounting Branch Chief
Office of Transportation and Leisure
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Kandi Technologies Group, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 14, 2016
File No. 001-33997

Dear Ms. Shenk:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated December 28, 2016 (the “Comment Letter”), to Kandi Technologies Group, Inc. (“Company” or “we”) with respect to the captioned filing (the “2015 Form 10-K”).

This letter provides the Company’s responses to the Staff's comments contained in the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Form 10-K for the Year Ended December 31, 2015

Notes to the Consolidated Financial Statements, page F-8

Note 6 – Summary of Significant Accounting Policies, page F-13

(f) Notes receivable, page F-14

1.

You disclose you receive notes receivable from the JV Company to settle accounts receivable. From disclosure in note 12 it appears that you have such notes receivable from the JV Company, which are indicated as payments for sales. We further note in Note 12 a note receivable from another party the nature of which is for payments for sales. Please tell us where you report the effects of these notes receivable in the cash flow statement.

Response:

Accepting bank acceptance notes as settlement of trade receivable is common practice in China. The recipient of bank acceptance notes usually has the ability to cash the notes at discount right away after receiving it rather than waiting for certain period of time when it matures. The notes receivable from the JV Company and another party which indicated as payments for sales were disclosed in “Issuance of notes receivable” and “repayment of notes receivable” item as ($131,852,319) and $127,226,115 in the cash flow statement for the year ended December 31, 2015, ($24,705,489) and $29,354,592 for the year ended December 31, 2014 and ($4,174,247) and $311,844 for the year ended December 31, 2013. Separate disclosure on JV Company and another party will be added in the annual report on Form 10-K for the year ended December 31, 2016 (the “Upcoming Form 10-K”).

Note 12 – Notes Receivable, page F-24

2.

You indicate in your tabular disclosure that the $13 million in notes receivable is due from “unrelated companies.” However, you state in your presentation of the detail of these notes that two of these instruments totaling approximately $1.9 million are held with the JV Company and a subsidiary of the JV Company, which are related parties. Please separately identify notes receivable with related parties on the face of the balance sheet. Refer to the requirements of Rule 4-08(k) of Regulation S-X. Please also review your income statement and statement of cash flows to ensure that all related party transactions are identified and the amounts are separately stated pursuant to this rule.

Response:

Disclosures regarding notes receivable from the JV Company and other unrelated companies in the balance sheet, the statement of income and cash flow and related footnotes will be reported in separate items in the Upcoming Form 10-K. Pursuant to Rule 4-08(k) of Regulation S-X, we separately disclosed revenue from the JV Company under Note 24 – Summarized Information of Investment in the JV Company in 2015 Form 10-K, and separately recorded revenue from the JV Company on the face of the income statement will be added in the Upcoming Form 10-K.

Note 20 – Taxes, page F-30

3.

Please tell us why the statutory to actual tax provision reconciliation on page F-31, the 2015 presentation of net deferred tax liabilities on page F-32, and the table presenting tax benefit (holiday) credit and net per share effect thereof are unaudited.

Response:

The “unaudited” headings referred to above were unintentional typographical errors. The content under this heading was audited.

4.

We note you indicate in your disclosure related to the rate reconciliation table on page F-31 that the computed “expected” expense is calculated by applying the US statutory rate of 34% and the PRC statutory rate of 25%. However, it is not clear how the computed “expected” expense you present in the table takes these rates into consideration. For example, you present a tax benefit in 2015 at statutory rates of $4 million, even though you recorded pretax net income of $20.8 million, indicating an “expected” rate of -19.3%, while you present tax expense of approximately $1 million in 2014 on pretax net income of approximately $14.7 million, indicating an “expected” rate of 6.3% . Please tell us how you calculated the “expected” expense in the table on page F-31 for all years, and how this calculation represents an “expected” rate.

Response:

The computed “expected” expense presented was an expected rate intended to reconcile the current year income tax expenses or benefits to be reported in the statement of income. This reconciliation is based on an optimistic expectation of income tax expense or benefits. This item will be influenced by a favorable tax rate (tax benefits such as tax credit or tax holidays permitted under relevant tax law) and permanent differences (items such as non-taxable income or disallowed expenses under relevant tax law) in the computation of income tax expenses. Moreover, the disallowance of the deferred tax assets derived from carryover operating loss, which will reduce income tax expenses, may have a negative effect and increase income tax expense.

Also, this reconciliation reflects consolidated amounts derived from the calculation of income tax expense for individual entity based on the relevant anticipated maximum corporate income tax rate, which was 34% for the United States federal corporate income tax, and 25% for the PRC enterprise income tax. Then, all the items from separate entity bases were calculated according to relevant tax law and income tax rates and consolidated to derive consolidated actual tax expenses to be reflected in the statement of income. In short, the calculation was in separate entity bases, consolidated for the purposes of this reconciliation.

5.

Please tell us why the reconciling item “valuation allowance” that you include in the table on page F-31 is the balance of the valuation allowance deferred tax item shown in the table of net deferred tax assets (liabilities) on page F-32.

Response:

The detailed calculation of “Computed ‘expected’ expenses (benefits) was: US adjusted loss $22,485,052 x 34% = ($7,644,918); Hong Kong adjusted loss $2,838 x 16.5% = ($468); China adjusted gain $14,526,376 x 25% = $3,631,594; the aggregation of all numbers were = ($4,013,792). In the process to reconcile expect to actual income tax, there are several book to tax differences need to be reconciled. If there were temporary differences, they will be directly reflected in the deferred tax assets/liabilities adjustment. Only permanent differences ($13,632,724 x 25% = $3,408,181) or some special items ($912,548) that will change the reconciled number (expect to actual or actual to expect).

The valuation allowance is carryover net operating loss multiple by expected tax rate ($22,485,052 x 34% + $2,838 x 16.5% = $7,645,386) and was disallowed owing to the possible to be recovered is historically low or never occurred before. Therefore, the disallowed carryover NOL is deducted from the temporary differences in deferred tax assets and also from the reconciliation of expect and actual income tax expenses to indicate that this disallowed NOL will not be included in calculating both in the deferred tax assets or the expected and actual income tax expenses.

The disallowed NOL carryover will be only happened in the deferred tax assets calculation. If the item is in the deferred tax liabilities, that will not be considered.

Note 24 – Summarized Information of Investment in the JV Company, page F-37

6.

Please tell us your consideration of the requirement to file separate financial statements in regard to your investment in the JV Company pursuant to Rule 3-09 of Regulation S-X. Please include your calculations and analysis determined in accordance with the cited guidance.

Response:

The Company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests from the JV Company was $11,661,564 and $3,763,082 for the years ended December 31, 2015 and 2014, compared to such income of the Company and its subsidiaries consolidated of $18,977,841 and $14,651,101 for the years ended December 31, 2015 and 2014, it accounted for 61% and 26%, respectively. Investment in the JV Company was classified as a significant investment and disclosed by the equity method.

Pursuant to Rule 3-09(c) of Regulation S-X, we disclosed a statement of income and condensed balance sheet items under Note 24 – Summarized Information of Investment in the JV Company in 2015 Form 10-K, and separate audited financial statements including balance sheet, income statement and statement of cash flow for the JV Company will be included in the Upcoming Form 10-K.

7.	Please expand the last two tables on page F-40 in regard to sales to and purchases from the JV Company to present three years of data as these metrics are income statement measures.

Response:

The two tables on page F-40 referenced above will be expanded from two years to three years in the Company’s Upcoming Form 10-K.

8.

We note from the disclosure here and similar disclosure in your Form 10-Q for the quarterly period ended September 30, 2016, that the amount due from the JV Company has been steadily increasing from $51.4 million at December 31, 2014, to $76.1 million at December 31, 2015, and further to $114.8 million at September 30, 2016. Please disclose how and when you expect to recover these amounts.

Response:

The amount due from the JV Company is the receivables for products that the Company and its subsidiaries sold to the JV Company. In connection with an industry-wide subsidy investigation launched by the government of the PRC into all EV manufacturers during 2016, the government of the PRC temporally suspended the issuance of subsidy payments. The delay in receipt of such subsidy payments reduced the JV Company’s ability to collect its receivable from its business partner so that it was unable to settle its receivable amounts with us in a timely fashion. The subsidy review is now complete and we expect that the subsidy payment process will resume and the JV Company’s cash position will improve and enable it to pay down the balance owed to us.

Form 10-Q for the Nine-Month Period Ended September 30, 2016

Note 18 – Taxes, page 30

Please explain to us how the deferred tax item for “loss carried forward” went from an asset of $7.6 million at December 31, 2015 to a liability at September 30, 2016.

Response:

The deferred tax item for “loss carried forward” in Note 18 should be an asset of $3.0 million at September 30, 2016 instead of a liability. Considering it has been offset with the item for “valuation allowance”, it had no effect on “total non-current deferred tax” and “net deferred tax assets (liabilities)”.

The tables were modified in the revised Note 18 inset below:

	September 30,	December 31,
	2016	2015
	(Unaudited)
Current portion:
Deferred tax assets (liabilities):
Expense	$165,221	(272,953)
Subtotal	165,221	(272,953)

Deferred tax assets (liabilities):
Sales cut-off difference derived from Value Added Tax reporting system to calculate PRC Corporation Income Tax in accordance with the PRC State Administration of Taxation	-	290,850
Other	(252,608)	(2,392,821)
Subtotal	(252,608)	(2,101,971)

Total deferred tax assets (liabilities) – current portion	(87,387)	(2,374,924)

Non-current portion:
Deferred tax assets (liabilities):
Inventory falling price reserves	70,936	-
Bad debt reserves	3,772	-
Depreciation	219,758	(353,115)
Loss carried forward	3,022,607	7,645,386
Valuation allowance	(3,022,607)	(7,645,386)
Subtotal	294,467	(353,115)

Deferred tax liabilities:
Long term deferred assets	(1,578,802)	-
Accumulated other comprehensive gain	-	(1,240,467)
Subtotal	(1,578,802)	(1,240,467)

Total deferred tax assets – non-current portion	(1,284,335)	(1,593,582)

Net deferred tax assets (liabilities)	$(1,371,722)	(3,968,506)

Note 22 – Summarized Information of Equity Method Investment in the JV Company, page 38

9.

We note that the table on page 41 detailing sales to the JV Company and its subsidiaries for the three-month period ended September 30, 2016 includes negative amounts. Please tell us what these negative amounts represent and the facts and circumstances leading to these negative amounts.

Response:

The negative sales to the JV Company’s subsidiaries for the three-month period ended September 30, 2016 were due to the reclassification of sales between the JV Company and its subsidiaries in the third quarter of 2016. As a result of such reclassification, the total amount of sales to the JV Company and its subsidiaries for the three-month period ended September 30, 2016 stayed the same, but part of the sales previously recorded to Kandi Changxin, Kandi Jinhua and Kandi Shanghai was reclassified to the JV Company in the third quarter of 2016.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46 Overview, page 48

10.

Please include a robust discussion of the impact you expect the reduced subsidies announced by the central government on April 29, 2015 to have on your sales to the JV Company and on your equity in its earnings.

Response:

Management considers including the following discussion in the discussion and analysis of financial results section in the Upcoming Form 10-K:

Although the central government will begin reducing the amount of renewable energy subsidies to all EV manufacturers in 2017, the subsidy program itself will continue through 2020 and the government of the PRC has reiterated its determination to continue to support the healthy growth of the Chinese renewable energy vehicle industry. Under the policy announced on April 29, 2015, subsidies for years 2017-2018 will be reduced by 20% based on the year 2016 rate, and subsidies for years 2019-2020 will be reduced by 40% based on the year 2016 rate. The reduction of the subsidy amount per EV will inevitably increase the costs to the consumers to purchase the JV Company’s EVs if the JV Company is unable to lower its sale prices to compensate for the subsidy reduction, which in turn may cause short-term pressure for the JV Company to expand its EV sales. However, any negative impact will be industry-wide and temporary, because the subsidy reduction will affect every EV manufacturer and the entire EV market will gradually accept this change and absorb the impact. The new subsidy policy focuses on implementing higher technical standards for EVs to qualify to receive subsidies, which will encourage EV manufacturers to improve their manufacturing capabilities and will drive unqualified EV manufacturers out of the market, leading to a healthier competitive landscape. In the short run, it will allow the government of the PRC to properly allocate its limited resources to support qualified EV manufacturers to grow their businesses. In the long run, it will have a positive impact for the whole Chinese EV industry in achieving sustainable and healthy growth. As a result of the subsidy policy change, consumers will benefit from getting more and higher quality EV products and qualified EV manufacturers will be able to generate more profits through technology advances and operating efficiencies rather than through subsidy payments. We suspect the new subsidy policies may have a temporary negative impact on the JV Company’s sales and on our equity in its earnings, but in the long run it will benefit our business growth if we can keep up with the new industry standards and optimize our strategies to increase sales and earnings through improved operating efficiencies and technical capabilities.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at bmei@kandigroup.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

KANDI TECHNOLOGIES GROUP, INC.

By:	/s/ Bing Mei
Bing Mei
Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq. Yi Liu, BDO China